================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          K&F Industries Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   482241 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Michael M. Pastore, Esq., GE Asset Management Incorporated,
--------------------------------------------------------------------------------
                 3001 Summer Street, Stamford, Connecticut 06905
                                 (203) 326-2300

                                    Copy to:

                   Joseph A. Smith, Esq., Dewey Ballantine LLP
              1301 Avenue of the Americas, New York, New York 10019
                                 (212) 259-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 8, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

================================================================================

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 2 OF 31 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Pension Trust
             I.R.S. #14-6015763
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
             N/A                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      1,793,239*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        1,793,239
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,793,239*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
             N/A                                                            [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.9%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             EP
================================================================================
* 18,914,397 shares if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

** 51.2% if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 3 OF 31 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             GE Asset Management Incorporated
             I.R.S. #06-1238874
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      2,166,836*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        2,166,836
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,166,836*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.9%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IA, CO
================================================================================
* 18,914,397 shares if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

** 51.2% if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 4 OF 31 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Company
             I.R.S. #14-0689340
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             N/A
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
             N/A                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      Disclaimed (see 11 below)
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        Disclaimed (see 11 below)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Beneficial ownership of all shares disclaimed by General Electric
             Company.
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                  [X]  Disclaimed (see 11 above)
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             N/A (see 11 above).
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
================================================================================

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 5 OF 31 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Employers Reinsurance Corporation
             I.R.S. #08-0921045
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
             N/A                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Missouri
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      149,492*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        149,492
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             149,492*
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
================================================================================
* 18,914,397 shares if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

** 51.2% if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 6 OF 31 PAGES
=====================                                         ==================

================================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             General Electric Insurance Plan Trust
             I.R.S. #51-0169382
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
             N/A                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of New York
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       0
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      224,105*
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     0
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        224,105*
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             224,105
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.6%**
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             EP
================================================================================
* 18,914,397 shares if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

** 51.2% if aggregated with the shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined in Item 5 of this Statement) share voting power, as detailed in Item 5 of this Statement.

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 7 OF 31 PAGES
=====================                                         ==================



ITEM 1.   SECURITY AND ISSUER
-------

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of K&F Industries Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Main Street, White Plains, New York 10606.


ITEM 2.   IDENTITY AND BACKGROUND
-------

          This Statement is filed on behalf of General Electric Pension Trust, a New York common law trust ("GEPT"), General Electric Company, a New York corporation ("GE"), Employers Reinsurance Corporation ("ERC"), a Missouri corporation and wholly-owned indirect subsidiary of GE, General Electric Insurance Plan Trust ("GEIPT"), a New York common law trust and GE Asset Management Incorporated, a Delaware corporation ("GEAM") that is a wholly-owned subsidiary of GE and is the investment manager of GEPT, ERC and GEIPT. GEPT, GEAM, GE, ERC and GEIPT are sometimes referred to herein individually as a "Reporting Person" and collectively reported hereunder as the "Reporting Persons." GE expressly disclaims beneficial ownership of any Common Stock and expressly disclaims that it is a member of a "group" as such term is used in
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder.

          The Reporting Persons have entered into that certain Joint Filing Agreement, dated as of August 25, 2005 (the "Joint Filing Agreement"), whereby the Reporting Persons each agreed to file this Statement jointly with the Securities and Exchange Commission (the "SEC") pursuant to Rule 13d-1(k)(1) under the Exchange Act. The Joint Filing Agreement is attached hereto as
Schedule I.

ITEMS 2(a), (b), (c).
---------------------

          GEPT is an employee benefit plan for the benefit of employees of GE and its subsidiaries. GEAM, a wholly owned subsidiary of GE, is a registered investment adviser and acts as investment manager of GEPT, and may be deemed to be the beneficial owner of 1,793,239 shares of Common Stock beneficially owned by GEPT. The address of the principal offices of GEPT and GEAM is 3001 Summer Street, Stamford, Connecticut 06905.

          GE is a corporation and engages in providing a wide variety of industrial, commercial and consumer products and services. GE has its principal executive offices at 3135 Easton Turnpike, Fairfield Connecticut 06828.

          ERC is a corporation and wholly-owned indirect subsidiary of GE. ERC and its affiliates are engaged in the business of marketing, issuing, underwriting, selling and administering property and casualty insurance and reinsurance products and services and life and health reinsurance products and services. GEAM acts as investment manager of ERC and may be deemed to be the beneficial owner of 149,492 shares of Common Stock beneficially owned by ERC. The address of the principal offices of ERC is 5200 Metcalf Avenue, Overland Park, Kansas 66202.

          GEIPT is a welfare plan trust for the benefit of the employees of GE and its subsidiaries. GEAM acts as investment manager of GEIPT and may be deemed to be the beneficial owner of 224,105 shares of Common

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 8 OF 31 PAGES
=====================                                         ==================



Stock beneficially owned by GEIPT. The address of the principal offices of GEIPT is 3001 Summer Street, Stamford, Connecticut 06905.

          For information with respect to the identity and background of each
(i) trustee of GEPT, see Schedule II attached hereto, (ii) director and executive officer of GEAM, see Schedule III attached hereto, (iii) director and executive officer of GE, see Schedule IV attached hereto, (iv) director and executive officer of ERC, see Schedule V attached hereto, and (iv) trustee of GEIPT, see Schedule VI attached hereto.

ITEMS 2(d), (e).
----------------

          During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through VI has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 2(f).
----------

          All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II through VI are United States citizens, except that C.X. Gonzalez, a director of GE, is a citizen of Mexico, Andrea Jung, a director of GE, is a citizen of Canada, Ferdinando Beccalli, an executive officer of GE, is a citizen of Italy, Sir William Castell, a director of GE and an executive officer of GE, is a citizen of the United Kingdom, Shane Fitzsimons, an executive officer of GE, is a citizen of Ireland, Yoshiaki Fujimori, an executive officer of GE, is a citizen of Japan, Dan O'Connor, an executive officer of GE, is a citizen of Ireland, Mark Elborne, a director and executive officer of ERC, is a citizen of the United Kingdom, and Samira Barakat, a director and executive officer of ERC, is a citizen of Egypt.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
-------

          The Reporting Persons acquired the securities reflected herein using available cash.


ITEM 4.   PURPOSE OF TRANSACTION
-------

          GEPT, ERC and GEIPT acquired the Common Stock as an investment, in the regular course of business. GEAM, in its capacity as investment manager for GEPT, ERC and GEIPT, intends to review on a continuing basis GEPT's, ERC's and GEIPT's investment in the Issuer and may decide to increase or decrease such investments in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to GEPT, ERC or GEIPT, general stock market and economic conditions, tax considerations and other factors.

          Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

=====================                                         ==================
CUSIP NO. 482241 10 6             SCHEDULE 13D                PAGE 9 OF 31 PAGES
=====================                                         ==================



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
-------

ITEMS 5(a), (b).
----------------

          Pursuant to the Securityholders Agreement (as defined below), certain holders of shares of Common Stock have granted an irrevocable proxy to each of the Aurora Partnerships (AEPII, AOEPII, AEPIII and AOEPIII), subject to certain exceptions. Other holders (including GEPT, ERC and GEIPT) have agreed to vote their shares of Common Stock in the same manner as such Aurora Partnerships vote their shares, subject to certain exceptions. As a result of the Securityholders Agreement, GEPT, ERC and GEIPT may be deemed to be part of a group with the Aurora Partnerships, Crowell (defined below), Parsky (defined below), Mapes (defined below), Mr. Frederick J. Elsea, III, and Mr. Richard K. Roeder. In addition, since GEAM may be deemed to be the beneficial owner of the shares of Common Stock owned of record by GEPT, ERC and GEIPT as described in Items 2(a),
(b), (c), as a result of the Securityholders Agreement, GEAM may also be deemed to be part of a group with the Aurora Partnerships, Crowell, Parsky, Mapes, Mr. Frederick J. Elsea, III, and Mr. Richard K. Roeder. According to the Aurora Partnerships' Schedule 13D, filed with the Commission on August 18, 2005, 8,544,851 shares of Common Stock outstanding as of that date (the "Aurora Outstanding Voting Shares") are subject to the Securityholders Agreement. In addition, according to the Aurora Partnerships' Schedule 13D, certain holders of options have granted similar rights to such Aurora Partnerships with respect to the shares covered by their options. As stated in the Aurora Partnerships'
Schedule 13-D, as of August 18, 2005, options to purchase 28,530 shares of Common Stock (the "Aurora Option Voting Shares," and, together with the Aurora Outstanding Voting Shares, the "Aurora Voting Shares") were exercisable within 60 days and thus beneficially owned by the Aurora Partnerships.

          The number of shares of Common Stock as to which the Aurora Partnerships have sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition is detailed in the Aurora Partnerships' Schedule 13D filed with the Commission on August 18, 2005. According to the Aurora Partnerships' Schedule 13D*:

          (1) Aurora Equity Partners II L.P. ("AEPII"), may be deemed to beneficially own 11,522,922 shares of Common Stock. Of this amount, 2,949,541 shares are owned of record by AEPII and AEPII has sole voting and dispositive power over such shares. The remaining 8,573,381 shares consist of Aurora Voting Shares, as to which AEPII has shared voting power. The 11,522,922 shares of Common Stock represent approximately 31.2% of the total outstanding shares of Common Stock. Aurora Capital Partners II ("ACPII") and Aurora Advisors II LLC ("AAII") may be deemed to beneficially own the same securities. AEPII is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPII is ACPII whose general partner is AAII.

__________

* According to the Aurora Partnerships' Schedule 13D, when percentage figures are stated for Aurora Partnerships who are the beneficiaries of the Aurora Option Voting Shares, such Aurora Option Voting Shares are reflected in the number of total outstanding shares of Common Stock.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 10 OF 31 PAGES
=====================                                        ===================



          (2) Aurora Overseas Equity Partners II, L.P. ("AOEPII"), may be deemed to beneficially own 8,612,616 shares of Common Stock. Of this amount, 39,235 are owned of record by AOEPII and AOEPII has sole voting and dispositive power over such shares. The remaining 8,573,381 shares consist of Aurora Voting Shares, as to which AOEPII has shared voting power. The 8,612,616 shares of Common Stock represent approximately 23.3% of the total outstanding shares of Common Stock. Aurora Overseas Capital Partners II ("AOCPII") and Aurora Overseas Advisors II, LDC ("AOAII") may be deemed to beneficially own the same securities. AOEPII is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOEPII is AOCPII whose general partner is AOAII.

          (3) Aurora Equity Partners III L.P. ("AEPIII"), may be deemed to beneficially own 15,829,994 shares of Common Stock. Of this amount, 7,256,613 shares are owned of record by AEPIII and AEPIII has sole voting and dispositive power over such shares. The remaining 8,573,381 shares consist of Aurora Voting Shares, as to which AEPIII has shared voting power. The 15,829,994 shares of Common Stock represent approximately 42.9% of the total outstanding shares of Common Stock. Aurora Capital Partners III ("ACPIII") and Aurora Advisors III LLC ("AAIII") may be deemed to beneficially own the same securities, provided that AAIII also has sole dispositive power, in its capacity as general partner of K&F Equity Partners ("KFE"), over 240,065 shares, all of which are Aurora Voting Shares. AEPIII is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPIII is ACPIII, whose general partner is AAIII.

          (4) Aurora Overseas Equity Partners III, L.P. ("AOEPIII") may be deemed to beneficially own 8,669,008 shares of Common Stock. Of this amount, 95,627 are owned of record by AOEPIII and AOEPIII has sole voting and dispositive power over such shares. The remaining 8,573,381 shares consist of Aurora Voting Shares, as to which AOEPIII has shared voting power. The 8,669,008 shares of Common Stock represent approximately 23.5% of the total outstanding shares of Common Stock. Aurora Overseas Capital Partners III, L.P. ("AOCPIII") and Aurora Overseas Advisors III, LDC ("AOAIII") may be deemed to beneficially own the same securities. AOEPIII is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of West Wind Building, P.O. Box 1111, Georgetown, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOEPIII is AOCPIII, whose general partner is AOAIII.

          (5) Each of Crowell (defined below), Parsky (defined below) and Mapes (defined below) may be deemed to beneficially own 18,914,397 shares of Common Stock. Of this amount, 10,341,016 shares are owned of record by the Aurora Partnerships and 240,065 shares are owned of record by KFE. Crowell, Parsky and Mapes have shared voting and dispositive power over such shares. Also included in the 18,914,397 shares are 8,573,381 Aurora Voting Shares (inclusive of the 240,065 KFE shares), as to which Crowell, Parsky and Mapes have shared voting power. The 18,914,397 shares of Common Stock represent approximately 51.2% of the total outstanding shares of Common Stock.

          (6) Richard R. Crowell ("Crowell") has sole dispositive power over 79,268 shares of Common Stock. Of such shares, 62,776 shares are held in family trusts and 16,492 shares are held in an

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 11 OF 31 PAGES
=====================                                        ===================



investment retirement account for Crowell. All of these shares constitute Aurora Voting Shares. Crowell is a United States citizen whose primary occupation is as a managing director of the investment firm Aurora Capital Group ("ACG ") located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Crowell, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

          (7) Gerald L. Parsky ("Parsky") has sole dispositive power over 79,268 shares of Common Stock. Of such shares, 38,304 shares are held by Century City 1800 Partnership L.P., a limited partnership controlled by Parsky, 23,009 shares are held in an investment retirement account for Parsky and 17,955 shares are held in a family trust. All of these shares constitute Aurora Voting Shares. Parsky is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Parsky in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

          (8) John T. Mapes ("Mapes") has sole dispositive power over 8,379 shares of Common Stock held in an investment retirement account for Mapes. All of these shares constitute Aurora Voting Shares. Mapes is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Mapes, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

          (9) Mr. Frederick J. Elsea, III, Chief Financial Officer of Aurora Advisors Inc. ("AAI"), may be deemed to beneficially own 2,926 shares of Common Stock, all of which are owned of record by KFE. Mr. Elsea has shared voting and dispositive power with respect to such shares of Common Stock. All of these shares constitute Aurora Voting Shares, and represent less than 0.1% of the total outstanding shares of Common Stock.

          (10) Mr. Richard K. Roeder, Assistant Secretary of AAI, may be deemed to beneficially own 60,416 shares of Common Stock. Of such shares, 9,775 shares are held by AEPII, 20,716 shares are held by AEPIII and 29,925 shares are owned of record by Mr. Roeder. Mr. Roeder has shared voting and dispositive power with respect to the shares of Common Stock held by AEPII and AEPIII and has sole dispositive power and shared voting power with respect to the 29,925 shares owned of record by Mr. Roeder. All of these shares constitute Aurora Voting Shares, and represent less than 0.2% of the total outstanding shares of Common Stock.

          Of the 18,914,397 (51.2%) shares of Common Stock with respect to which the Aurora Partnerships share voting power, 1,793,239 (4.9%) shares are owned of record by GEPT, 149,492 (0.4%) shares are owned of record by ERC and 224,105 (0.6%) shares are owned of record by GEIPT. GEAM acts as investment manager of GEPT, ERC and GEIPT and may be deemed to be the beneficial owner of all such shares owned of record by GEPT, ERC and GEIPT. GEPT, ERC, GEIPT, GEAM and the Aurora Partnerships, Crowell, Parsky and Mapes (each as defined below) share voting power over such

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 12 OF 31 PAGES
=====================                                        ===================



shares owned of record by GEPT, ERC and GEIPT. GEPT, ERC and GEIPT disclaim beneficial ownership of the remaining 16,747,561 (45.4%) shares with respect to which the Aurora Partnerships, Crowell, Parsky and Mapes share voting power. GEPT expressly disclaims beneficial ownership of the 149,492 (0.4%) shares owned of record by ERC and the 224,105 (0.6%) shares owned of record by GEIPT. ERC expressly disclaims beneficial ownership of the 1,793,239 (4.9%) shares owned of record by GEPT and the 224,105 (0.6%) shares owned of record by GEIPT. GEIPT expressly disclaims ownership of the 1,793,239 (4.9%) shares owned of record by GEPT and the 149,492 (0.4%) shares owned of record by ERC.

          GE expressly disclaims beneficial ownership of any Common Stock and expressly disclaims that it is a member of a "group" as such term is used in
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder.

ITEM 5(c).
----------

          No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II through VI, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding sixty days.

ITEM 5(d).
----------

          No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

ITEM 5(e).
----------

          Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO
-------   SECURITIES OF THE ISSUER

          Securityholders Agreement. AEPII, AOEPI, AEPIII, AOEPIII, KFE, GEPT, ERC and GEIPT are parties to that certain Securityholders Agreement, dated as of November 18, 2004, among K&F Industries Holdings, Inc. and certain of its stockholders, optionholders and warrantholders (as amended to date, the "Securityholders Agreement"). Each of the securityholders party to the Securityholders Agreement (other than the Aurora Partnerships and certain co-investors, including GEPT, ERC and GEIPT) have granted an irrevocable proxy to each of the Aurora Partnerships, each of which may act alone to exercise such proxy except in certain limited circumstances. With certain limited exceptions, each co-investor (including GEPT, ERC and GEIPT) has agreed to vote its shares of Common Stock in the same manner as the Aurora Partnerships vote their respective shares of Common Stock. Shares of Common Stock are to be released from the proxy when they are no longer owned by the securityholder party to the Securityholders Agreement or its permitted transferee or any other person that is bound by the terms of the Securityholders Agreement.

          Each of the securityholders party to the Securityholders Agreement has agreed that, without the consent of a majority in interest of the Aurora Partnerships, it will not transfer any of the Issuer's Common Stock that

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 13 OF 31 PAGES
=====================                                        ===================



would exceed the lesser of the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144. In addition, each of the stockholders party to the Securityholders Agreement has entered into a "lock-up" agreement in connection with the Issuer's initial public offering in which each such stockholder has agreed not to dispose of any shares of Common Stock for the 180-day period following the date of the Issuer's initial public offering.

          All stockholders who are parties to the Securityholders Agreement are entitled to certain "piggy-back" registration rights with respect to shares of the Issuer's Common Stock. In addition, at any time after 6 months following the Issuer's initial public offering, any holder or holders of more than 10% of the outstanding shares of the Issuer's Common Stock shall be entitled to demand the registration of their shares, subject to customary restrictions. The Issuer will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

          The foregoing summary of the Securityholders Agreement is qualified in its entirety by reference to the Securityholders Agreement (including all amendments thereto), copies of which are included as exhibits hereto and incorporated by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
-------

          Exhibit 1 Securityholders Agreement, dated as of November 18, 2004, among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to
                           Exhibit 10.21 to the Issuer's Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

          Exhibit 2 Amendment No. 1, dated as of December 27, 2004, to Securityholders Agreement among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.22 to the Issuer's Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

          Exhibit 3 Amendment No. 2, dated as of April 27, 2005, to Securityholders Agreement among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.25 to the Issuer's Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

          Exhibit 4 Joint Filing Agreement by and among GEPT, GEAM, GE, ERC and GEIPT dated August 25, 2005.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 14 OF 31 PAGES
=====================                                        ===================



                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    August 25, 2005


                                      GENERAL ELECTRIC PENSION TRUST

                                      By: GE Asset Management Incorporated, its
                                          Investment Manager

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President



                                      GE ASSET MANAGEMENT INCORPORATED

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President



                                      GENERAL ELECTRIC COMPANY

                                      By: /s/ John H. Myers
                                          --------------------------------------
                                          Name:   John H. Myers
                                          Title:  Vice President



                                      EMPLOYERS REINSURANCE CORPORATION

                                      By: /s/ Thomas M. Powers
                                          --------------------------------------
                                          Name:   Thomas M. Powers
                                          Title:  Chief Investment Officer



                                      GENERAL ELECTRIC INSURANCE PLAN TRUST

                                      By: GE Asset Management Incorporated, its
                                          Investment Manager

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 15 OF 31 PAGES
=====================                                        ===================



                                                                      Schedule I

                             JOINT FILING AGREEMENT
                             ----------------------

          The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of K&F Industries Holdings, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:    August 25, 2005

                                      GENERAL ELECTRIC PENSION TRUST

                                      By: GE Asset Management Incorporated,
                                          its Investment Manager

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President



                                      GE ASSET MANAGEMENT INCORPORATED

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President



                                      GENERAL ELECTRIC COMPANY

                                      By: /s/ John H. Myers
                                          --------------------------------------
                                          Name:   John H. Myers
                                          Title:  Vice President



                                      EMPLOYERS REINSURANCE CORPORATION

                                      By: /s/ Thomas M. Powers
                                          --------------------------------------
                                          Name:   Thomas M. Powers
                                          Title:  Chief Investment Officer



                                      GENERAL ELECTRIC INSURANCE PLAN TRUST

                                      By: GE Asset Management Incorporated, its
                                          Investment Manager

                                      By: /s/ Daniel L. Furman
                                          --------------------------------------
                                          Name:   Daniel L. Furman
                                          Title:  Vice President

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 16 OF 31 PAGES
=====================                                        ===================



                                                                     Schedule II

                         GENERAL ELECTRIC PENSION TRUST
                         ------------------------------

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.


Trustees                              Present Principal Occupation
--------                              ----------------------------

David B. Carlson                      Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Michael J. Cosgrove                   Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Ralph R. Layman                       Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Alan M. Lewis                         Executive Vice President, General Counsel
                                      and Secretary of GEAM and Trustee of GEPT and GEIPT

Robert A. MacDougall                  Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

John H. Myers                         Vice President of General Electric
                                      Company, President and Chief Executive
                                      Officer of GEAM and Trustee of GEPT and
                                      GEIPT

Judith A. Studer                      Senior Vice President - International
                                      Equity Portfolios and Trustee of GEPT and
                                      GEIPT

Donald W. Torey                       Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

John J. Walker                        Executive Vice President - Chief Financial
                                      Officer of GEAM and Trustee of GEPT and
                                      GEIPT





                                      Citizenship of All Trustees
                                      ---------------------------

                                      U.S.A.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 17 OF 31 PAGES
=====================                                        ===================



                                                                    Schedule III

                        GE ASSET MANAGEMENT INCORPORATED
                        --------------------------------

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.

Directors                             Present Principal Occupation
---------                             ----------------------------

David B. Carlson                      Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Michael J. Cosgrove                   Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Pamela K. Halligan                    Vice President - Human Resources of GEAM

Kathryn D. Karlic                     Executive Vice President of GEAM

Ralph R. Layman                       Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Alan M. Lewis                         Executive Vice President, General Counsel
                                      and Secretary of GEAM and Trustee of GEPT and GEIPT

Robert A. MacDougall                  Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

John H. Myers                         Vice President of General Electric
                                      Company, President and Chief Executive
                                      Officer of GEAM and Trustee of GEPT

Anthony J. Sirabella                  Senior Vice President - Chief Information
                                      Officer of GEAM

Judith A. Studer                      Senior Vice President - International
                                      Equity Portfolios and Trustee of GEPT and
                                      GEIPT

Donald W. Torey                       Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

John J. Walker                        Executive Vice President - Chief Financial
                                      Officer of GEAM and Trustee of GEPT and
                                      GEIPT





                                      Citizenship of all Directors
                                      ----------------------------

                                      U.S.A.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 18 OF 31 PAGES
=====================                                        ===================



Executive Officers                    Present Principal Occupation
------------------                    ----------------------------

John H. Myers                         President and Chief Executive Officer

David B. Carlson                      Executive Vice President - Domestic Equity
                                      Investments

Michael J. Cosgrove                   Executive Vice President - Chief Marketing
                                      Officer

Kathryn D. Karlic                     Executive Vice President - Fixed Income

Ralph R. Layman                       Executive Vice President - International
                                      Equity Investments

Alan M. Lewis                         Executive Vice President - General Counsel
                                      and Secretary

Robert A. MacDougall                  Executive Vice President - Fixed Income

Donald W. Torey                       Executive Vice President - Real Estate and
                                      Private Equities

John J. Walker                        Executive Vice President - Chief Financial
                                      Officer

Anthony J. Sirabella                  Senior Vice President - Chief Information
                                      Officer

Pamela K. Halligan                    Vice President - Human Resources

William F. Ruoff, III                 Vice President - Quality

Greg O. Bouleris                      Senior Vice President - Fixed Income

Stephen N. DeVos                      Senior Vice President - Fixed Income

Thomas M. Powers                      Senior Vice President - Fixed Income

Paul M. Colonna                       Senior Vice President - Fixed Income

William M. Healey                     Senior Vice President - Fixed Income

Mark R. Delaney                       Senior Vice President - Fixed Income

Gregory B. Hartch                     Senior Vice President - Fixed Income

Gregory W. Fletcher                   Vice President - Fixed Income Finance

Kathleen S. Brooks                    Vice President - Fixed Income

Vita-Marie Pike                       Vice President - Fixed Income

Eric H. Gould                         Vice President - Fixed Income

Craig M. Enright                      Vice President - Fixed Income

Thomas D. Mockler                     Vice President - Fixed Income

Brad G. Postema                       Vice President - Fixed Income

Alfredo Chang                         Vice President - Fixed Income

Frederick W. Jackson                  Vice President - Fixed Income

Mark H. Johnson                       Vice President - Fixed Income

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 19 OF 31 PAGES
=====================                                        ===================



Don J. Duncan                         Vice President - Money Market Investments

Michael J. Caufield                   Senior Vice President - Fixed Income

Craig M. Varrelman                    Vice President - Fixed Income Product
                                      Manager

Brian Hopkinson                       Senior Vice President - International
                                      Equity Portfolios

Daizo Motoyoshi                       Senior Vice President - International
                                      Equity Portfolios

Michael J. Solecki                    Senior Vice President - International
                                      Equity Portfolios

Judith A. Studer                      Senior Vice President - International
                                      Equity Portfolios

T. Brent Jones                        Vice President - International Equity
                                      Portfolios

Ping Zhou                             Vice President - International Equity
                                      Portfolios

Robert A. Jasminiski                  Vice President - International Equity
                                      Portfolios

Paul Nestro                           Vice President - International Equity
                                      Portfolios

Conrad Saldanha                       Vice President - International Equity
                                      Portfolios

Makoto F. Sumino                      Vice President - International Equity
                                      Portfolios

Philip A. Riordan                     Senior Vice President - Real Estate

B. Bradford Barrett                   Vice President - Real Estate

Robert P. Gigliotti                   Vice President - Real Estate

Gerald Karr                           Vice President - Real Estate

James M. Mara                         Senior Vice President - International
                                      Private Equities

Andreas T.  Hildebrand                Vice President - Private Equities

Patrick J. McNeela                    Vice President - Private Equities

James Mitchell, Jr                    Vice President - Private Equities

Paolo G. M. Simonato                  Vice President--International Private
                                      Equities

David W. Wiederecht                   Vice President - Private Equities

Christopher D. Brown                  Senior Vice President - Equity Portfolios

Damian J. Maroun                      Senior Vice President - Equity Trading

Paul C. Reinhardt                     Senior Vice President - Equity Portfolios

Nancy A. Ward                         Senior Vice President - Equity Portfolios

Richard L. Sanderson                  Senior Vice President - Equity Research

Diane M. Wehner                       Senior Vice President - Equity Portfolios

George A. Bicher                      Vice President - Equity Investments

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 20 OF 31 PAGES
=====================                                        ===================



Clemence C. Garcia                    Vice President - Equity Investments

Gerald L. Igou                        Vice President - Equity Investments

Michael Isakov                        Vice President - Equity Investments

Sandra J. O'Keefe                     Vice President - Equity Investments

John H. Schaetzl                      Vice President - Equity Investments

Christopher J. Sierakowski            Vice President - Equity Investments

Charles F. Stuart                     Vice President - Equity Investments

Steven M. Fierstein                   Vice President - Equity Investments

Thomas R. Lincoln                     Vice President - Equity  Portfolios

Anthony J. Mariani                    Vice President - Equity Investments

Walter P. Ruane                       Vice President - Equity Investments

Ravi K. Pamnani                       Vice President - Equity Investments

John T. Boyce                         Senior Vice President - Institutional
                                      Investments

Joseph M. Connors                     Senior Vice President - Operations

Barbara Regan                         Senior Vice President - Marketing

Michelle Fang                         Vice President - Product Management

Mary R. Stone                         Vice President - Trade Operations

Gareth J. Davies                      Vice President - Risk Management

Tiffany Hanisch                       Vice President - Financial Planning &
                                      Analysis

Lowell E. Haims                       Vice President - Controller

Jane E.  Hackney                      Vice President - Equity Portfolio
                                      Management

Erica K. Jacobson                     Vice President - Client Portfolio
                                      Management

Dory S. Black                         Vice President - Assoc. Gen. Counsel &
                                      Asst. Secretary

Christopher J. Costello               Vice President--Assoc. Gen. Counsel &
                                      Asst. Secretary

Daniel L. Furman                      Vice President - Assoc. Gen. Counsel
                                      Private Equities & Asst. Secretary

Leanne R. Dunn                        Vice President - Assoc. Gen. Counsel Real
                                      Estate & Asst. Secretary

Jeanne M. La Porta                    Vice President - Assoc. Gen. Counsel &
                                      Asst. Secretary

Michael M. Pastore                    Vice President - Assoc. Gen. Counsel
                                      Private Equities & Real Estate & Asst.
                                      Sec.

George N. Sapio                       Vice President - Assoc. Gen. Counsel &
                                      Asst. Secretary

Scott A. Silberstein                  Vice President - Assoc. Gen. Counsel &
                                      Asst. Secretary

Matthew J. Simpson                    Senior Vice President, Gen. Counsel -
                                      Investment Services & Asst. Secretary

Charles I. Middleton                  Vice President - Tax Counsel




                                      Citizenship of all Executive Officers
                                      -------------------------------------

                                      U.S.A.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 21 OF 31 PAGES
=====================                                        ===================



                                                                     Schedule IV
                            GENERAL ELECTRIC COMPANY
                            ------------------------

The names and principal occupations of the Directors of General Electric Company are as follows:

                         PRESENT                               PRESENT
NAME                     BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
----                     ----------------                      --------------------
J.I. Cash, Jr.           General Electric Company              Former Professor of Business
                         3135 Easton Turnpike                  Administration-Graduate
                         Fairfield, CT  06828                  School of Business
                                                               Administration, Harvard
                                                               University

Sir William Castell      GE Healthcare                         Vice Chairman of the Board and
                         Pollards Wood, Nightingales Lane      Executive Officer, General
                         Chalfont St. Giles                    Electric Company; President and
                         HP8 4SP Great Britain                 CEO, GE Healthcare

D.D. Dammerman           General Electric Company              Vice Chairman of the Board and
                         3135 Easton Turnpike                  Executive Officer, General
                         Fairfield, CT 06828                   Electric Company; Chairman,
                                                               General Electric Capital
                                                               Services, Inc.

A.M. Fudge               Young & Rubicam, Inc.                 Chairman and Chief
                         285 Madison Avenue                    Executive Officer,
                         New York, NY 10017                    Young & Rubicam, Inc.

C.X. Gonzalez            Kimberly-Clark de Mexico,             Chairman of the Board
                         S.A. de C.V.                          and Chief Executive Officer,
                         Jose Luis Lagrange 103,               Kimberly-Clark de Mexico,
                         Tercero Piso                          S.A. de C.V.
                         Colonia Los Morales
                         Mexico, D.F. 11510, Mexico

J.R. Immelt              General Electric Company              Chairman of the Board
                         3135 Easton Turnpike                  and Chief Executive
                         Fairfield, CT 06828                   Officer, General Electric
                                                               Company

A. Jung                  Avon Products, Inc.                   Chairman and Chief
                         1345 Avenue of the Americas           Executive Officer,
                         New York, NY  10105                   Avon Products, Inc.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 22 OF 31 PAGES
=====================                                        ===================



A.G. Lafley              The Procter & Gamble Company          Chairman of the Board, President
                         1 Procter & Gamble Plaza              and Chief Executive
                         Cincinnati, Oh  45202-3315            The Procter & Gamble Company

R.W. Lane                Deere & Company                       Chairman and Chief
                         One John Deere Place                  Executive Officer
                         Moline, Illinois 61265                Deere & Company

R.S. Larsen              Johnson & Johnson                     Former Chairman and Chief
                         100 Albany Street                     Executive Officer
                         Suite 200
                         New Brunswick, NJ  08901

R.B. Lazarus             Ogilvy & Mather Worldwide             Chairman and Chief
                         309 West 49th Street                  Executive Officer
                         New York, NY 10019-7316

S. Nunn                  Sam Nunn School of                    Retired Partner
                         International Affairs                 King & Spalding
                         Georgia Institute of Technology
                         781 Marietta Street, NW
                         Atlanta, Georgia 30318

R.S. Penske              Penske Corporation                    Chairman of the Board
                         2555 Telegraph Road                   and President, Penske
                         Bloomfield Hills, MI  48302-0954      Corporation

R.J. Swieringa           S.C. Johnson Graduate School          Anne and Elmer Lindseth Dean
                         Cornell University                    and Professor of Accounting
                         207 Sage Hall
                         Ithaca, NY  14853-6201

D.A. Warner III          J. P. Morgan Chase & Co.,             Former Chairman of the Board
                         The Chase Manhattan Bank and
                         Morgan Guaranty Trust Co. of New York
                         270 Park Avenue
                         New York, NY 10154

R.C. Wright              NBC Universal, Inc.                   Vice Chairman of the Board and
                         30 Rockefeller Plaza                  Executive Officer, General
                         New York, NY  10112                   Electric Company; Chairman
                                                               and Chief Executive Officer,
                                                               NBC Universal, Inc.



                                   Citizenship
                                   -----------

                   Sir William Castell            United Kingdom
                   Claudio X. Gonzalez            Mexico
                   Andrea Jung                    Canada
                   All Others                     U.S.A.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 23 OF 31 PAGES
=====================                                        ===================


The names and principal occupations of the officers of General Electric Company are as follows:

                         PRESENT                               PRESENT
NAME                     BUSINESS ADDRESS                      PRINCIPAL OCCUPATION
----                     ----------------                      --------------------
J.R. Immelt              General Electric Company              Chairman of the Board and
                         3135 Easton Turnpike                  Chief Executive Officer
                         Fairfield, CT 06828

P.D. Ameen               General Electric Company              Vice President and Comptroller
                         3135 Easton Turnpike
                         Fairfield, CT 06828

F. Beccalli              General Electric Company              Senior Vice President -
                         3135 Easton Turnpike                  GE Europe
                         Fairfield, CT 06828

C. T. Begley             General Electric Company              Senior Vice President -
                         2901 East Lake Road                   GE Rail
                         Erie, PA  16531

M. W. Begor              General Electric Company              Senior Vice President
                         1600 Summer Street                    Consumer Finance
                         Stamford, CT  06927

P.T. Bossidy             General Electric Company              Senior Vice President
                         44 Old Ridgebury Road                 Commercial Financial Service
                         Danbury, CT  06810                    Leasing

D.L. Calhoun             General Electric Company              Vice Chairman of General
                         1 Neumann Way                         Electric Company; President
                         Cincinnati, OH  05215                 & CEO. GE Infrastructure

J.P. Campbell            General Electric Company              Senior Vice President -
                         Appliance Park                        GE Consumer & Industrial
                         Louisville, KY 40225

W. H. Cary               General Electric Company              Vice President -
                         3135 Easton Turnpike                  Investor Communications
                         Fairfield, CT 06828

K.A. Cassidy             General Electric Company              Vice President and
                         201 High Ridge Road                   GE Treasurer
                         Stamford, CT 06905-3417

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 24 OF 31 PAGES
=====================                                        ===================



Sir William Castell      GE Healthcare                         Vice Chairman of the Board and
                         Pollards Wood, Nightingales Lane      Executive Officer, General
                         Chalfont St. Giles                    Electric Company; President and
                         HP8 4SP Great Britain                 CEO, GE Healthcare

W.J. Conaty              General Electric Company              Senior Vice President -
                         3135 Easton Turnpike                  Human Resources
                         Fairfield, CT 06828

P. Daley                 General Electric Company              Vice President -
                         3135 Easton Turnpike                  Corporate Business
                         Fairfield, CT  06828                  Development

D.D. Dammerman           General Electric Company              Vice Chairman of the Board and
                         3135 Easton Turnpike                  Executive Officer, General
                         Fairfield, CT 06828                   Electric Company; Chairman,
                                                               General Electric Capital
                                                               Services, Inc.

B.B. Denniston III       General Electric Company              Vice President and
                         3135 Easton Turnpike                  General Counsel
                         Fairfield, CT 06828

S.C. Donnelly            General Electric Company              Senior Vice President -
                         One Research Circle                   GE Global Research
                         Niskayuna, NY 12309

S. Fitzsimons            General Electric Company              Vice President -
                         3135 Easton Turnpike                  Corporate Financial Planning
                         Fairfield, CT 06828                   and Analysis

Y. Fujimori              General Electric Company              Senior Vice President -
                         21 Mita 1-chome                       GE Asia
                         Meguro-ku 3d Floor Alto
                         Tokyo, Japan  153-0062

A.H. Harper              General Electric Company              Senior Vice President -
                         260 Long Ridge Road                   GE Equipment Services
                         Stamford, CT  06927

B.W. Heineman, Jr.       General Electric Company              Senior Vice President, Law
                         3135 Easton Turnpike                  and Public Affairs
                         Fairfield, CT 06828

J.M. Hogan               General Electric Company              Senior Vice President -
                         P.O. Box 414                          GE Healthcare
                         Milwaukee, WI 53201

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 25 OF 31 PAGES
=====================                                        ===================



J. Krenicki              General Electric Company              Senior Vice President -
                         1 Plastics Avenue                     GE Advanced Materials
                         Pittsfield, MA 01201

M.A. Neal                General Electric Company              Vice Chairman of General
                         260 Long Ridge Road                   Electric Company; President
                         Stamford, CT  06927                   & CEO. GE Commercial
                                                               Financial Services

D.R. Nissen              General Electric Company              Senior Vice President -
                         201 High Ridge Road                   GE Consumer Finance
                         Stamford, CT  06905-3417

D. O'Connor              General Electric Company              Senior Vice President
                         Woodchester House                     Consumer Finance - Europe
                         Golden Lake Dublin 8
                         Dublin 8 IRE

J.A. Parke               General Electric Company              Senior Vice President -
                         260 Long Ridge Road                   General Electric Company
                         Stamford, CT  06927                   Vice Chairman, GE Capital
                                                               Corporation

M.E. Pralle              General Electric Company              Senior Vice President
                         292 Long Ridge Road                   Commercial Financial Services -
                         Stamford, CT  06927                   Real Estate

R.R. Pressman            General Electric Company              Senior Vice President -
                         9201 State Line                       Employers Reinsurance
                         Kansas City, KS, 64114-3234           Corporation

G.M. Reiner              General Electric Company              Senior Vice President -
                         3135 Easton Turnpike                  Chief Information Officer
                         Fairfield, CT 06828

J.G. Rice                General Electric Company              Vice Chairman of General
                         4200 Wildwood Parkway                 Electric Company; President
                         Atlanta, GA  30339                    & CEO. GE Industrial

K.S. Sherin              General Electric Company              Senior Vice President - Finance
                         3135 Easton Turnpike                  and Chief Financial Officer
                         Fairfield, CT 06828

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CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 26 OF 31 PAGES
=====================                                        ===================



L.G. Trotter             General Electric Company              Senior Vice President -
                         Appliance Park                        GE Consumer and Industrial
                         Louisville, KY  40225

W.A. Woodburn            General Electric Company              Senior Vice President -
                         187 Danbury Road                      GE Infrastructure
                         Wilton, CT 06897

R.C. Wright              NBC Universal, Inc.                   Vice Chairman of the Board and
                         30 Rockefeller Plaza                  Executive Officer, General
                         New York, NY  10112                   Electric Company; Chairman
                                                               and Chief Executive Officer,
                                                               NBC Universal, Inc.





                                   Citizenship
                                   -----------


                   Ferdinando Beccalli                   Italy
                   Sir William Castell                   United Kingdom
                   Shane Fitzsimons                      Ireland
                   Dan O'Connor                          Ireland
                   Yoshiaki Fujimori                     Japan
                   All Others                            U.S.A.

=====================                                        ===================
CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 27 OF 31 PAGES
=====================                                        ===================



                                                                      Schedule V

                        EMPLOYERS REINSURANCE CORPORATION
                        ---------------------------------

The business address of each of the persons listed below is c/o Employers Reinsurance Corporation, 5200 Metcalf Avenue, Overland Park, KS 66202-1296.


Directors                             Present Principal Occupation
---------                             ----------------------------

John Attey                            Senior Vice President

Samira Barakat                        Senior Vice President

Mark Elborne                          Executive Vice President, General Counsel
                                      & Secretary

John Narvell                          Senior Vice President & Chief Actuary

Jeanne Mason                          Senior Vice President

Marc Meiches                          Executive Vice President

Ronald Pressman                       Chairman of the Board, President & Chief
                                      Executive Officer

Rick Smith                            Executive Vice President

Bill Steilen                          Senior Vice President - Finance





                                      Citizenship of all Directors
                                      ----------------------------

                                      Mark Elborne           United Kingdom
                                      Samira Barakat         Egypt
                                      All Others             U.S.A.

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CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 28 OF 31 PAGES
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Officers                              Present Principal Occupation
--------                              ----------------------------

Pressman, Ronald R.                   Chairman of the Board, President & Chief
                                      Executive Officer

Elborne, Mark E.M.                    Executive Vice President, General Counsel
                                      & Secretary

Meiches, Marc A.                      Executive Vice President

Smith, Richard F.                     Executive Vice President

Agar, Richard K.                      Senior Vice President

Attey, John W.                        Senior Vice President

Barakat, Samira                       Senior Vice President

Davison, Dean H.                      Senior Vice President

Mason, Jeanne K.                      Senior Vice President

Narvell, John C.                      Senior Vice President & Chief Actuary

O'Donnell, William J. III             Senior Vice President

Royals, Robin C.                      Senior Vice President

Steilen, William J.                   Senior Vice President - Finance

Sterneck, Robin P.                    Senior Vice President

Wright, Shane M.                      Senior Vice President & Chief Financial
                                      Officer

Atkinson, Roger A.                    Vice President & Chief Reserving Actuary,
                                      Commercial Insurance

Bachelor, Alex B.                     Vice President & Associate General Counsel

Baker, Kathryn J.                     Vice President & Associate General Counsel

Bassi, David                          Vice President

Barry, Richard                        Vice President

Borst, Peter N.                       Vice President

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CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 29 OF 31 PAGES
=====================                                        ===================



Bradley-Coar, Alfreda                 Vice President

Brandt, Kenneth W.                    Vice President

Brightwell, Ethel M.                  Vice President

Brownfield, Richard S.                Vice President

Carroll, Timothy W.                   Vice President

Cole, James L.                        Vice President

Cooper, Jeffrey J.                    Vice President

Don, Irwin                            Vice President

Donnell, William E.                   Vice President

Dunigan, Clifford E.                  Vice President

Filsinger, Dale E.                    Vice President & Chief Reserving Actuary,
                                      Life

Franklin, Darrell E.                  Vice President

Frye, John                            Vice President

Haake, Charles W.                     Vice President

Hill, Anthony D.                      Vice President

Hunter-Blank, Lawrence D.             Vice President

Jacobs, Philip M.                     Vice President - Taxes

Johnson, Paul T.                      Vice President

Jones, Robert A.                      Vice President

Kehrwald, Frank J.                    Vice President & Associate General Counsel

Kelner, Steven A.                     Vice President & Chief Reserving Actuary,
                                      Global P&C

Lineberger, Brian K.                  Vice President

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CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 30 OF 31 PAGES
=====================                                        ===================



Mormino, Anthony J.                   Vice President

Newkirk, David G.                     Vice President & Associate General Counsel

Nickerson, Peter R.                   Vice President

O'Brien, Duncan                       Vice President

Pachyn, Karen A.                      Vice President

Peduto, Robert M.                     Vice President

Peters, Ronald D.                     Vice President - Ratings and Capital
                                      Management

Pomeroy, Glenn A.                     Vice President & Associate General Counsel

Powers, Thomas M.                     Vice President

Robertson, Andrew G.                  Vice President

Robson, K. Grant                      Vice President

Ryder, Alan                           Vice President

Smith, Thomas A.                      Vice President

Spicer, Bret A.                       Vice President

Thompson, Ann                         Vice President, Associate General Counsel
                                      & Asst. Sec.

Tom, Darlene P.                       Vice President

Wolfe, Tina M.                        Vice President

Zahnd, Craig C.                       Vice President & Associate General Counsel

Holferty, Kenneth J.                  Treasurer

Krogull, Kurt                         Controller





                                      Citizenship of all Officers
                                      ---------------------------

                                      Mark Elborne         United Kingdom
                                      Samira Barakat       Egypt
                                      All Others           U.S.A.

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CUSIP NO. 482241 10 6             SCHEDULE 13D               PAGE 31 OF 31 PAGES
=====================                                        ===================



                      GENERAL ELECTRIC INSURANCE PLAN TRUST
                      -------------------------------------

The business address of each of the persons listed below is 3001 Summer Street, Stamford, Connecticut 06905.

Trustees                              Present Principal Occupation
--------                              ----------------------------

David B. Carlson                      Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Michael J. Cosgrove                   Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Ralph R. Layman                       Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

Alan M. Lewis                         Executive Vice President, General Counsel
                                      and Secretary of GEAM and Trustee of GEPT and GEIPT

Robert A. MacDougall                  Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

John H. Myers                         Vice President of General Electric
                                      Company, President and Chief Executive
                                      Officer of GEAM and Trustee of GEPT and
                                      GEIPT

Judith A. Studer                      Senior Vice President - International
                                      Equity Portfolios and Trustee of GEPT and
                                      GEIPT

Donald W. Torey                       Executive Vice President of GEAM and
                                      Trustee of GEPT and GEIPT

John J. Walker                        Executive Vice President - Chief Financial
                                      Officer of GEAM and Trustee of GEPT and
                                      GEIPT






                                      Citizenship of All Trustees
                                      ---------------------------

                                      U.S.A.